EXHIBIT 99.3


Exhibit 99.1 CERTIFICATIONS UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant  to  Section  906  of  the  Sarbanes-Oxley  Act of  2002,  each  of the undersigned certifies that this annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly represents, in all material respects, the financial condition and results of operations of CalPetro Tankers (IOM) Limited.



                                                      /s/ Tor Olav Troim
                                                      -----------------------
                                                      Tor Olav Troim
                                                      President
                                                      (Chief Executive Officer)



                                                      /s/ Kate Blankenship
                                                      -----------------------
                                                      Kate Blankenship
                                                      Director
                                                      (Chief Financial Officer)


                                                      Date:  June 30, 2003